EXHIBIT 99.13

CONSENT OF PREDECESSOR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-216844 on Form F-10 and Registration Statement No. 333-200583 on Form S-8; and to the use of our report dated February 24, 2017, relating to the 2016 and 2015 consolidated financial statements (before the effects of the adjustments to retrospectively apply ASU 2016-18 adopted in 2017 as discussed in Note 2(o)(i) to the consolidated financial statements of Enerplus Corporation (which report expresses an unmodified / unqualified opinion and includes an other matter paragraph regarding the retrospective adjustments reflected on such financial statements)) appearing in this Annual Report on Form 40-F of Enerplus Corporation for the year ended December 31, 2017.

/s/ Deloitte LLP
Chartered Professional Accountants

Calgary, Canada

February 23, 2018